SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.     )

Under the Securities Exchange Act of 1934

NAVISITE, INC.
(Name of Issuer)

COMMON STOCK
$.01 PAR VALUE
(Title of Class of Securities)

63935M109
(CUSIP Number)

General Counsel
Compaq Computer Corporation
20555 State Highway 249
Houston, TX 77070
(281) 370-0670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2001
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP 63935M109                                                                    13D                                                        Page 2 of 12 Pages

      (1)   NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Compaq Computer Corporation

       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) (x)
                 (b) ( )

       (3)   SEC USE ONLY

       (4)   SOURCE OF FUNDS

                 OO

       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)           ( )

       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                                                 (7)   SOLE VOTING POWER
                      NUMBER OF                                      -0-
                         SHARES                       ___________________________________
                     BENEFICIALLY                      (8)    SHARED VOTING POWER
                       OWNED BY                                             212,376,925 - See Item 5.
                         REPORTING                  ___________________________________
                           PERSON                          (9)   SOLE DISPOSITIVE POWER
                            WITH                                           -0-
                                                               ___________________________________
                                                                  (10)   SHARED DISPOSITIVE POWER
                                                                                           212,376,925 - See Item 5.

       (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       212,376,925 - See Item 5.

       (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                  SHARES                   (  )

       (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 70.9% - See Item 5.

       (14)   TYPE OF REPORTING PERSON

                    CO

CUSIP 63935M109                                                                    13D                                                        Page 3 of 12 Pages

      (1)   NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Compaq Financial Services Corporation

       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) (X)
                 (b) ( )

       (3)   SEC USE ONLY

       (4)   SOURCE OF FUNDS

                 OO

       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)           ( )

       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                                                 (7)   SOLE VOTING POWER
                      NUMBER OF                                      -0-
                         SHARES                       ___________________________________
                     BENEFICIALLY                      (8)    SHARED VOTING POWER
                       OWNED BY                                             212,376,925 - See Item 5
                         REPORTING                  ___________________________________
                           PERSON                          (9)   SOLE DISPOSITIVE POWER
                            WITH                                           -0-
                                                               ___________________________________
                                                                  (10)   SHARED DISPOSITIVE POWER
                                                                                           212,376,925 - See Item 5

       (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       212,376,925 - See Item 5

       (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                  SHARES                   (  )

       (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 70.9% - See Item 5.

       (14)   TYPE OF REPORTING PERSON

                    CO

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the“Shares”), of NaviSite, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Minuteman Road, Andover, MA 01810.

Item 2.   Identity and Background.

     This statement is being jointly filed by Compaq Computer Corporation, a Delaware corporation (“Compaq”), and Compaq Financial Services Corporation, a Delaware corporation and a wholly owned subsidiary of Compaq (“CFS”).

      Compaq has a principal place of business at 20555 State Highway 249, Houston, TX 77070. Compaq is a leading global provider of enterprise technology and solutions. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, communication products, and desktop and portable personal computers. To the best of Compaq’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of Compaq is set forth on Schedule I hereto.

      CFS has a principal place of business at 420 Mountain Avenue, Murray Hill, NJ 07974. CFS provides customized enterprise financing solutions that encompass computers, networks and technology upgrades, as well as asset tracking and disposal services for large and multinational business customers. CFS also delivers an array of offerings geared to small and medium-sized businesses, along with other offerings that serve the consumer, educational and governmental marketplaces. To the best of CFS’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of CFS is set forth on Schedule I hereto.

      During the last five years, none of Compaq, CFS, and to the their knowledge, any of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Compaq and CFS acquired beneficial ownership of the Shares as a result of the issuance by the Issuer to CFS of a senior secured convertible note in an aggregate principal amount of $55,093,333.33 (the “NaviSite Note”). The NaviSite Note was issued pursuant to a Note Purchase Agreement dated as of October 29, 2001 among the Issuer, its majority stockholder CMGI, Inc., a Delaware corporation (“CMGI”), and CFS (the “Note Purchase Agreement”) in exchange for $20 million in cash, termination of all equipment leases between CFS or its affiliates and the Issuer and transfer of title to certain equipment subject to such leases to the Issuer. The $20 million cash payment by CFS was funded with funds received from AltaVista Company, a Delaware corporation and a majority-owned operating company of CMGI (“AltaVista”), in exchange for termination of all equipment leases between CFS or its affiliates and AltaVista and transfer of title to certain equipment subject to such leases to AltaVista. Further pursuant to the Note Purchase Agreement, the Issuer issued to CMGI a senior, secured, convertible note in an aggregate principal amount of $10 million (the “CMGI Note”) on substantially the same terms as the NaviSite Note. The Issuer’s obligations under the NaviSite Note, the CMGI Note and the Note Purchase Agreement are secured by a first priority lien on substantially all of the Issuer’s assets.

     Upon the approval of the Issuer’s shareholders (which was obtained on December 19, 2001), the NaviSite Note became convertible at the election of CFS into the Issuer’s common stock at any time prior to or at maturity, at a rate of one share for each $0.26 of principal or interest converted. Such conversion rate is subject to adjustment for anti-dilution. The NaviSite Note bears interest at the rate of 12% per annum, payable in immediately available funds in quarterly installments, provided that, at the election of the Issuer, through December 2003 it may make interest payments of up to one-sixth of the amount due in shares of its common stock at a rate equal to the amount of interest to be paid divided by the average of the closing price per share of the Issuer’s common stock on the five consecutive trading days immediately preceding the date such interest payment is due.

Item 4.   Purpose of Transaction.

     The NaviSite Note was acquired by CFS as part of a larger restructuring of Compaq and CFS’s existing relationship with CMGI and its affiliates, including the Issuer.

     None of Compaq, CFS or, to the best of their knowledge, any of their respective executive officers or directors has any current plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Compaq and CFS intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of Compaq, CFS and the Issuer, other business opportunities available to Compaq and/or CFS, general economic and industry conditions, and other factors that Compaq and/or CFS may deem relevant, Compaq and CFS may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, (i) the sale of all or a portion of the NaviSite Note, (ii) the whole or partial conversion of the NaviSite Note and/or any accrued but unpaid interest thereon into Shares, (iii) the acquisition of Shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise or (iv) sale of all or a portion of any Shares that may from time to time be owned by Compaq or CFS on the open market, in privately negotiated transactions, through a public offering or otherwise. In addition, as described in Item 3 above, in the discretion of the Issuer, CFS may continue to receive a portion of the quarterly interest payments on the NaviSite Note in Shares.

     The conversion of the NaviSite Note into Shares is subject to the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Item 5.   Interest in Securities of the Issuer.

     (a)      For purposes of Rule 13d-3 of the Exchange Act, Compaq and CFS beneficially own 212,376,925 Shares, representing approximately 70.9% of the outstanding Shares of the Issuer. This percentage is based on the number of shares of NaviSite common stock issued and outstanding as of December 12, 2001, as reported by NaviSite in its Form 10-Q for the quarterly period ended October 31, 2001, filed with the Securities and Exchange Commission on December 17, 2001.

     Of these Shares, 479,489 Shares were issued to CFS by the Issuer on December 31, 2001 in partial payment of the interest due on the NaviSite Note. 211,897,436 Shares represent the number of Shares that CFS has a right to acquire through conversion of the principal amount of the NaviSite Note outstanding on the date hereof. CFS also has the right to convert any accrued but unpaid interest on the NaviSite Note. At the Issuer’s discretion, CFS may continue to receive a portion of the quarterly interest payments on the NaviSite Note in shares of common stock of the Issuer.

     Except as set forth in this Item 5(a) (including with respect to Shares issued in respect of future quarterly interest payments on the NaviSite Note), none of Compaq, CFS and, to the best of their knowledge, any persons named in Schedule I hereto owns beneficially any Shares.

     (b)      Compaq and CFS share the power to vote and to dispose of the Shares.

     (c)      Except as set forth in Item 4 and above in this Item 5, no transactions in the common stock have been effected during the past 60 days by Compaq or CFS or, to the best of their knowledge, by any of the persons named in Schedule I.

     (d)     Not Applicable.

     (c)     Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

     Pursuant to an Amendment to and Restatement of the Investor Rights Agreement dated as of November 8, 2001 among CFS, CMGI and the Issuer, CFS obtained demand registrations rights for the Shares issued or issuable with respect to the NaviSite Note.

     Pursuant to the Note Purchase Agreement and a Guarantee and Security Agreement dated as of November 8, 2001 between the Issuer, CFS and certain Guarantors named therein, CFS serves as Collateral Representative for both the CMGI Note and the NaviSite Note.

     Except for the transactions described above, to the best knowledge of Compaq and CFS, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.   Material to be Filed as Exhibits.

      Exhibit 1: Joint Filing Agreement dated as of January 16, 2002, between Compaq and CFS.

      Exhibit 2: Transaction Agreement dated as of October 29, 2001 among Compaq, CFS, Compaq Financial Services Company, Compaq Financial Services Canada Corporation, AltaVista Company, CMGI and the Issuer (incorporated herein by reference to Exhibit 10.60 to the Issuer’s Form 10-K for the fiscal year ended July 31, 2001, as filed with the SEC on October 30, 2001.)

      Exhibit 3: Side Letter to the Transaction Agreement dated November 8, 2001 among the parties named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Form 10-Q for the quarterly period ended October 31, 2001, as filed with the SEC on December 17, 2001.)

      Exhibit 4: Note Purchase Agreement dated as of October 29, 2001 CFS, CMGI and the Issuer (incorporated herein by reference to Exhibit 10.61 to the Issuer’s Form 10-K for the fiscal year ended July 31, 2001, as filed with the SEC on October 30, 2001.)

     Exhibit 5: 12% Convertible, Senior Secured Note due December 31, 2007, issued by the Issuer to CFS dated as of November 8, 2001 (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Form 10-Q for the quarterly period ended October 31, 2001, as filed with the SEC on December 17, 2001.)

      Exhibit 6: Amendment to and Restatement of the Investor Rights Agreement dated as of November 8, 2001 among CFS, CMGI and the Issuer (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Form 10-Q for the quarterly period ended October 31, 2001, as filed with the SEC on December 17, 2001.)

     Exhibit 7: Guarantee and Security Agreement dated as of November 8, 2001 among the Issuer, CFS and certain guarantors named therein (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Form 10-Q for the quarterly period ended October 31, 2001, as filed with the SEC on December 17, 2001.)

SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

                                            COMPAQ COMPUTER CORPORATION

Date: January 17, 2002            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Vice President, Deputy General Counsel and Secretary

                                            COMPAQ FINANCIAL SERVICES CORPORATION

                                            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Assistant Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF COMPAQ COMPUTER CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Compaq. Each such person is a United States citizen, except as otherwise stated.

Michael D. Capellas	Director of Compaq, Chief Executive Officer and Chairman of the Board. His business address is 20555 State Highway 249, Houston, TX 77070.

Lawrence T. Babbio, Jr	Director of Compaq, Vice Chairman and President of Verizon Communications, Inc. Verizon Communications, Inc. is a provider of advanced wireline voice and data services, wireless services and publisher of directory information. His business address and the address of Verizon Communications, Inc. is 1095 Avenue of Americas, Room 3923, New York, NY 10036.

Judith L. Craven	Director of Compaq. Her business address is 20555 State Highway 249, Houston, TX 77070.

George H. Heilmeier	Director of Compaq, Chairman Emeritus of Telcordia Technologies, a research and engineering consortium. His business address and the address of Telcordia is Morris Corporate Center, 445 South Street, Morristown, New Jersey 07960-6438.

Sanford M. Litvak	Director of Compaq, Of Counsel with the law firm of Dewey Ballantine LLP. His business address is 333 South Grand Avenue, Suite 2600, Los Angeles, CA 90017-1530.

Thomas J. Perkins	Director of Compaq, General Partner of Kleiner Perkins Caufield & Byers since 1972, a private investment partnership. His business address and the address of Kleiner Perkins Caufield & Byers is 4 Embarcadero Center, Suite 3620, San Francisco, CA 94111.

Lucille S. Salhany	Director of Compaq, Co-President and Chief Executive Officer of Life FX Networks, Inc. Her business address and the address of Life FX Networks, Inc. is 153 Needham Street, 2nd Floor, Newton, MA 02464.

Linda S. Auwers	Vice President, Deputy General Counsel and Secretary of Compaq. Her business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Peter Blackmore	Executive Vice President of Compaq, Worldwide Sales and Services. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070. Mr. Blackmore is a British citizen.

Jeffrey J. Clarke	Senior Vice President and Chief Financial Officer. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Yvonne R. Jackson	Senior Vice President, Human Resources, Organization and Environment. Her business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Robert V. Napier	Senior Vice President of Compaq, Global Business Solutions and Chief Information Officer. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Shane V. Robison	Senior Vice President, Technology and Chief Technology Officer. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Thomas C. Siekman	Senior Vice President and General Counsel of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Ben K. Wells	Vice President and Corporate Treasurer. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Michael J. Winkler	Executive Vice President of Compaq, Global Business Units. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

DIRECTORS AND OFFICERS
OF COMPAQ FINANCIAL SERVICES CORPORATION ("CFS")

     The following table sets forth the name, business address and present principal occupation or employment of each director and officer of CFS. Each such person is a United States citizen, except as otherwise stated.

Irving Rothman	Director of CFS, President and Chief Executive Officer. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Jeffrey J. Clarke	Director of CFS. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

G. Daniel McCarthy	Vice President, General Counsel and Secretary of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Ian May	Vice President, Managing Director of Europe of CFS. His business address and the address of CFS is Blocks 1-4 Belfield Office Park, Beaver Row, Clonskeagh, Dublin 4 Ireland. Mr. May is a British citizen.

Ann R. Henry	Vice President, Corporate Resources of CFS. Her business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Keith R. Kendall	Vice President, Managing Director of North America of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Gerri A. Gold	Vice President, Corporate Development of CFS. Her business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Thomas G. Adams	Vice President, Chief Financial Officer and Treasurer of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Edward W. Andrews, Jr.	Vice President, Structured Finance of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974

Mark P. Brower	Assistant Treasurer of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Linda S. Auwers	Assistant Secretary of CFS. Her business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Louis B. Fontana, Jr.	Assistant Secretary of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Kenan J. Packman	Assistant Secretary of CFS. His business address and the address of CFS is 3 Richardson Place, Riverside Corporate Park, North Ryde, New South Wales 2113 Australia.

G. Stuart Souther	Assistant Secretary of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Glen J. DuMont	Assistant Secretary of CFS. His business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Desrie Mason-Jimerson	Assistant Secretary of CFS. Her business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

Maria Gonzalez-Manes	Assistant Secretary of CFS. Her business address and the address of CFS is 420 Mountain Avenue, P.O. Box 6, Murray Hill, NJ 07974.

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Compaq Computer Corporation, a Delaware corporation (“Compaq”), and Compaq Financial Services Corporation, a Delaware corporation and a wholly owned subsidiary of Compaq (“CFS”), agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of NaviSite, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. Each of Compaq and CFS acknowledges that it is responsible for the timely filing of its own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

                                            COMPAQ COMPUTER CORPORATION

Date: January 17, 2002            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Vice President, Deputy General Counsel and Secretary

                                            COMPAQ FINANCIAL SERVICES CORPORATION

                                            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Assistant Secretary